NLS Pharmaceutics Ltd.

Alter Postplatz 2

CH-6370 Stans, Switzerland

October 19, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty and Mary Beth Breslin

Re:	NLS Pharmaceutics Ltd. Registration Statement on Form F-1 Filed August 31, 2020 File No. 333-236797

Dear Mss. Crotty and Breslin:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of September 16, 2020, regarding the above referenced registration statement on Form F-1. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 2 to Form F-1 (“Amendment No. 2”).

The Offering, page 5

1.	We have reviewed your response to prior comment 1 and note that you will account for the Transaction Fee as a reduction from paid-in capital. Please tell us how you have considered SAB Topic 5.A, codified in ASC 340-10-S99-1, as part of the basis for your accounting.

Response: We have considered ASC 340-10-S99-1 in accounting for the offering expenses and as of the year ended December 31, 2019, the Company has deferred $260,211 of specific costs attributable to the proposed offering. The costs deferred exclude any management and general and administrative expenses, including the Transaction Fee (as defined in Amendment No. 2), and only include costs that are related to the current offering contemplated by Amendment No. 2.

Financing Activities, page 56

2.	We note your statement on page 56 that you expect to formalize the terms of the 2020 Bridge Loan and file such agreement as an exhibit to the registration statement. Please file the referenced agreement with the next amendment.

Response: The 2020 Bridge Loan has been filed as an exhibit to Amendment No. 2.

Business

Pivotal Study Development Strategy, page 67

3.

We note your response to our prior comment 2 in which you have described the origin of the efficacy portion of the FDA's review of product candidates; however, we do not see how the provided analysis supports your use of the term "pivotal" which is most commonly associated with Phase III clinical trials. As previously requested, please tell us why it is appropriate to use this term for both planned clinical trials, or revise the prospectus as appropriate.

Response: We have revised our disclosures throughout Amendment No. 2 in response to the Staff’s comment and have elected to refrain from referring to our clinical trials as pivotal trials in Amendment No. 2.

* * *

Laura Crotty and Mary Beth Breslin

Securities and Exchange Commission

October 19, 2020

If you have any questions or require additional information, please call our attorneys, Ron Ben-Bassat at (212) 660-5003, Howard E. Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer

cc:	Michael Fay
Jeanne Baker